SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00430U103

(CUSIP Number of Class of Securities)

Max Carnecchia

Chief Executive Officer

Accelrys, Inc.

5005 Wateridge Vista Drive

San Diego, California 92121-1761

(858) 799-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, California 92121

(858) 458-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 30, 2014, Accelrys, Inc., a Delaware corporation (the “Company”), and Dassault Systemes Americas Corp., a Delaware corporation (“Dassault”), issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, 3DS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Dassault (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share, of the Company, at a price per share of $12.50, net to the seller in cash, without interest, and subject to deduction for any required withholding of taxes. Upon completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Dassault.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.